UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 2)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPTIBASE LTD.
(Name of Subject Company)

OPTIBASE LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)

Amir Philips
Chief Executive Officer
Optibase Ltd.
8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adva Bitan, Adv. Gross Law Firm 1 Azrieli Center, Round Tower Tel Aviv 6701101, Israel Tel: +972-3-6074444	Jon Venick, Esq. Sanjay Shirodkar, Esq. Jeremy Lustman, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4651	Tuvia Geffen, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel Aviv 6789717, Israel Tel: +972-3-6235000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2022, as amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on March 1, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Optibase Ltd., an Israeli company (the “Company”), with respect to the tender offer by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama, to purchase 941,942 Optibase Shares (as defined below) not already owned by the Bidder Group (as defined below), at the price of $12.64 per Optibase Share, net to you (subject to withholding taxes, as applicable), in cash, without interest upon the terms and subject to the conditions set forth in the Bidder Groups’ offer to purchase (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended on February 18, 2022 and February 23, 2022 and as amended or supplemented from time to time, the “Schedule TO”), filed by the Bidder Group with the SEC on February 15, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal, which were filed as Exhibits to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 1. SUBJECT COMPANY INFORMATION.

1.          Item 1(b) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

     (b)  Class of Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Statement”) relates is the Company's ordinary shares, par value NIS 0.65 per share (“Optibase Shares”). As of February 28, 2022, there were 5,198,361 Optibase Shares issued and outstanding and 17,895 Optibase Shares issued and held by the Company for its benefit with no voting or equity rights. Optibase Shares have been trading on Nasdaq under the symbol “OBAS” since its initial public offering on April 7, 1999, and have traded on the Tel Aviv Stock Exchange (“TASE”) since April 2015, also under the symbol “OBAS”.

On January 11, 2022, the Company reported that its resolved to delist its Ordinary Shares from trade on the TASE. The delisting of the Ordinary Shares from trade on the TASE shall be effective on April 13, 2022. The last day for trading of the Ordinary Shares on the TASE is April 11, 2022. As described in the Company’s announcement on January 11, 2022, following the full repayment and de-listing on December 29, 2021 of the Company’s TASE-listed bonds, the Company concluded that it is in the best interest of the Company to also delist the Ordinary Shares from the TASE and for the Ordinary Shares to remain only traded on Nasdaq, as a majority of Optibase’s investors operate in the US market, most of the trading in the Ordinary Shares is on Nasdaq and there is only very limited trading of the Ordinary Shares on the TASE.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

1.          Item 4(a) – the third paragraph is amended and restated in its entirety in the following manner:

(a)         Solicitation or Recommendation

The Board took into account the factors noted below in “Reasons for the Board’s Position,” including the fact that the Offer provides for a cash purchase price to the Optibase Shareholders who tender their Optibase Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning Optibase Shares, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally. The Board also took into account that a decision not to tender in the Offer might permit Optibase Shareholders who believe that the Optibase Shares have a greater intrinsic value to realize greater long-term value of their Optibase Shares, if their view of the greater intrinsic value of the Optibase Shares is recognized in the trading market.

2.          Item 4(b) is amended and restated in its entirety in the following manner:

(b)         Reasons for the Board’s Position

The Board consists of five members: the three members of the Special Committee (Haim Ben-Simon, Danny Lustiger and Tali Yaron-Eldar), Mr. Reuwen Schwarz and Mr. Alex Hilman.

As described in Item 4(a) above, Mr. Reuwen Schwarz has conflicts of interest and in accordance with Israeli Companies Law was not permitted, and did not, participate in the consideration of the Offer by the Board, and Mr. Alex Hilman also did not participate in the consideration of the Offer by the Board in accordance with the Israeli Companies Law since he might be deemed to have a personal interest in the Offer pursuant to the Israeli Companies Law (as described in Item 3 above).

Accordingly, in evaluating the Offer, the only Board members that participated in the Board review and consideration of the Offer were the three directors who are members of the Special Committee, who are neither employees of Optibase nor affiliated with the Bidder Group.

In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board (comprised solely of the three directors who are members of the Special Committee (in accordance with Israeli law (as described above))) restated the recommendation and reasons stated by the Special Committee, and consulted with Company’s senior management and legal counsel and considered a number of factors. The Special Committee undertook its own analysis, which was thereafter restated by the Board (comprised solely of the three directors who are members of the Special Committee). The factors that the Board and the Special Committee believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:

•
Local Israeli Law. Pursuant to the Israeli Companies Law, the Offer constitutes a “full tender offer” (as defined in the Israeli Companies Law and described in Item 8 below), and pursuant to the Israeli Companies Law, the Board is not required to make a recommendation with respect to the Offer.

•
Individual Investment Decision. The Board considered that each Optibase Shareholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual Optibase Shareholder’s decision include (but are not limited to) the following:

o	the Company has not participated in, and takes no responsibility for, the Offer;

o
the Optibase Shareholder’s determination of the adequacy of the Offer Price in light of the recent market prices of the Optibase Shares and the Optibase Shareholder’s own views as to the Company’s prospects and outlook;

o	the Optibase Shareholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;

o	other investment opportunities, including other types of investments, available to the Optibase Shareholder;

o
Optibase Shareholder who do not tender their Optibase Shares in the Offer will have appraisal rights pursuant to the Israeli Companies Law in connection with the Offer as explained in the Offer to Purchase and in Item 8 below: and

o	the tax consequences to the Optibase Shareholder of participating in the Offer (for which the Optibase Shareholder may wish to consult with competent tax advisors).

•
Ability to Change Position. The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the Optibase Shareholders who tender their Optibase Shares in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw their Optibase Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.

•
Limited Trading Markets and Liquidity Alternatives.  The Board took into account that as announced by the Company on January 11, 2022, following the full repayment and de-listing on December 29, 2021 of the Company’s TASE-listed bonds, the Company resolved to delist the Optibase Shares from the TASE (with the last day for trading of the Ordinary Shares on the TASE scheduled for April 11, 2022) and that its Ordinary Shares only trade on the Nasdaq. As a result, the Board considered the limited trading markets and liquidity alternatives for the holders of the Optibase Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 2022

OPTIBASE LTD. By: /s/ Amir Philips Amir Philips Chief Executive Officer